ACK RIGHT ENDEAVORS LLC

a California limited liability company

LIMITED LIABILITY COMPANY AGREEMENT

Dated as of August 8, 2019

THE UNITS AND OTHER INTERESTS REPRESENTED BY THIS LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT (AS DEFINED BELOW), OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH INTERESTS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER THE SECURITIES ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

LIMITED LIABILITY COMPANY AGREEMENT OF
ACK RIGHT ENDEAVORS LLC

This LIMITED LIABILITY COMPANY AGREEMENT, dated August 8, 2019 (this "Agreement"), is adopted, executed and agreed to, for good and valuable consideration, by and among the Company, the Managers of ACK Right Endeavors LLC, a California limited liability company (the "Company"), and the members listed on Schedule I attached hereto. Certain terms used herein are defined in Section 1.1.

ARTICLE I

DEFINITIONS

1.1   Certain Definitions. As used in this Agreement, the following terms have the following meanings:

"Act" means the California Revised Uniform Limited Liability Company Act, Cal. Corp. Code § 17701.01 et seq., as it may be amended from time to time, and including any successor statute to the Act.

"Action" means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

"Adjusted Capital Account" means, with respect to any Person, the balance, if any, in such Person's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

(a)   Credit to such Capital Account any amounts which such Person is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the next to the last sentence of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Treasury Regulations after taking into account any changes during such year in Company Minimum Gain and Member Minimum Gain; and

(b)   Debit to such Capital Account the items described in Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6) of the Treasury Regulations.

The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith.

"Adjusted Capital Contribution" of a Holder with respect to a Unit means the excess of (a) such Holder's aggregate Capital Contributions to the Company with respect to such Unit, over (b) the aggregate amount of distributions to such Holder with respect to such Unit under Section 3.1(a) or Section 3.1(b), as applicable (including pursuant to Section 3.2 and Section 7.3(c)).

"Affiliate" of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

"Agreement" has the meaning set forth in the preamble to this Agreement.

"AML Law" means each of the (i) United States Bank Secrecy Act, (ii) United States Money Laundering Control Act of 1986, (iii) United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, (iv) each similar domestic and foreign law, rule and regulation related to the prevention of money laundering, terrorist financing activities and other similar illicit activities.

"Assignee" means a Person to whom a Unit has been transferred in a Transfer described in ARTICLE V unless and until such Person becomes a Member with respect to such Unit.

"Board" means the Company's Board of Managers, established pursuant to ARTICLE IV.

"Book Value" means, with respect to any asset of the Company, the asset's adjusted basis for U.S. federal income tax purposes, except as follows:

(a)   The initial Book Value of any asset contributed by a Holder to the Company shall be such asset's gross Fair Market Value (as determined by the Board) at the time of such contribution;

(b)   The Book Value shall be adjusted in the same manner as would the asset's adjusted basis for U.S. federal income tax purposes, except that the depreciation deduction taken into account each fiscal year for purposes of adjusting the Book Value of an asset shall be the amount of Depreciation with respect to such asset taken into account for purposes of computing Net Profits or Net Losses for the fiscal year;

(c)   The Book Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Section 734(b) or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Section 1.704-(b)(2)(iv)(m) of the Treasury Regulations and this Agreement; provided, however that Book Values shall not be adjusted pursuant to this subsection (c) to the extent that the Board, in its sole discretion, determines that an adjustment pursuant to subsection (e) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (c).

(d)   The Book Value of any asset distributed to a Holder by the Company shall be such asset's gross Fair Market Value (as determined by the Board) at the time of such distribution; and

(e)   Upon election by the Board, the Book Value of all Company assets shall be adjusted upon the events and in the manner specified in Treasury Regulations Section 1.704-1(b)(2)(iv)(f).

"Capital Account" of a Holder means the capital account of that Holder determined from the inception of the Company strictly in accordance with the rules set forth in Section 1.704-1(b)(2)(iv) of the Treasury Regulations.

"Capital Contribution" means a contribution made by a Holder to the capital of the Company, in cash or other property. The amount of any Capital Contribution shall be the amount of cash and the Fair Market Value of any other property (including any securities) so contributed on the date of contribution (as determined by the Board), in each case, net of any liabilities assumed by the Company from such Holder in connection with such contribution and net of any liabilities to which assets contributed by such Holder in respect thereof are subject.

"Change of Control" means (a) the sale of all or substantially all of the assets of the Company to an Independent Third Party, (b) a sale resulting in more than 50% of equity interests of the Company being held by an Independent Third Party or (c) a merger, consolidation, recapitalization or reorganization of the Company with or into an Independent Third Party that results in the inability of the existing equityholders to designate or elect a majority of the managers or the board of directors (or its equivalent) of the resulting entity or its parent company.

"Code" means the United States Internal Revenue Code of 1986, as amended, and any successor statute.

"Articles of Organization" has the meaning set forth in Section 2.1.

"Class" means a class of Units designated as "Class A Units" , "Class B Units" or "Class C Units" in this Agreement, or such other Class as may be established by the Board from time to time, with the respective rights and obligations set forth herein.

"Class A Unit" means a unit of interest in the Company representing the Holder's fractional interest in the distributions, Net Profits, Net Losses and other items of income, gains, losses, deductions and expenses of the Company and having the rights and obligations specified with respect to Class A Units in this Agreement.

"Class B Unit" means a unit of interest in the Company representing the Holder's fractional interest in the Net Profits, Net Losses and other items of income, gains, losses, deductions and expenses of the Company and having the rights and obligations specified with respect to Class B Units in this Agreement.

"Class C Unit" means a unit of interest in the Company representing the Holder's fractional interest in the Net Profits, Net Losses and other items of income, gains, losses deductions and expenses of the Company and having the rights and obligations specified with respect to Class C Units in this Agreement; provided that a "Class C Unit" shall not have any right to receive distributions hereunder until such time as such Class C Unit is "fully vested" (i.e., no longer subject to possible forfeiture at a price less than its Fair Market Value under the terms and conditions of the Unit Grant Agreement pursuant to which it was issued), but all unvested Class C Units shall be deemed to be outstanding for all other purposes hereunder and shall be subject to the obligations and restrictions applicable to the Class C Units hereunder.

"Company Minimum Gain" with respect to any taxable year of the Company means the "partnership minimum gain" of the Company computed strictly in accordance with the principles of Section 1.704-2(d) of the Treasury Regulations.

"Confidential Information" has the meaning set forth in Section 5.6.

"Covered Person" means each Manager, the Tax Representative, the Members and any officer of the Company.

"Depreciation" means an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for the fiscal year or other period for U.S. federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of the fiscal year or other period, Depreciation will be an amount which bears the same ratio to the beginning Book Value as the U.S. federal income tax depreciation, amortization or other cost recovery deduction for the fiscal year or other period bears to the beginning adjusted tax basis; provided, however, that if the U.S. federal income tax depreciation, amortization or other cost recovery deduction for the fiscal year or other period is zero, Depreciation will be determined by reference to the beginning Book Value using any reasonable method selected by the Board.

"Disability" or "Disabled" means the death of a Person or a Person's inability to perform such Person's professional duties to the Company by reason of illness, physical or mental disability or other similar capacity, which inability shall continue for 180 consecutive days or 270 days in any twelve (12) month period, as determined by the Board in its sole discretion.

"Divorce" means any legal proceeding to terminate or dissolve, or separate the Marital Relationship of a Holder, and includes an action for annulment, legal separation, or similar proceeding that involves a judicial division of community or quasi-community property of such Holder and such Holder's Spouse.

"Economic Interest" means a Holder's share of the Company's profits, losses and distributions pursuant to this Agreement and the Act, but shall not include any right to participate in the management or affairs of the Company, including, without limitation, the right to vote on, consent to or otherwise participate in any decision of the Members, or any right to receive information concerning the business and affairs of the Company, in each case, to the extent provided for herein or otherwise required by the Act.

"Economic Risk of Loss" means the economic risk of loss within the meaning of Section 1.752-2 of the Treasury Regulations.

"Electronic Transmission" means (a) facsimile telecommunication, (b) email, (c) posting on an electronic message board or network that the Company has designated for communications (together with a separate notice to the recipient of the posting when the transmission is given by the Company) or (d) other means of electronic communication where the recipient has consented to the use of the means of transmission (or, if the transmission is to the Company, the Company has placed in effect reasonable measures to verify that the sender is the member or manager purporting to send the transmission) and the communication creates a record that is capable of retention, retrieval, and review and may be rendered into clearly legible tangible form.

"Equity Securities" means any and all Units of the Company and any Unit Equivalents.

"Fair Market Value" of any asset as of any date, including the value of any (a) property contributed by or distributed to any Holder, (b) asset of the Company or (c) interest in any Class or series of Units means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Board on such factors as the Board, in the exercise of its reasonable business judgment, considers relevant.

"FATCA" shall have the meaning set forth in Section 3.10.

"Forfeiture Allocation Adjustment" shall mean, with respect to Units (including Class C Units and any other Units intended to constitute profits interests) which are forfeited as described in this Agreement or any separate written agreement entered into between the Company and a service provider to the Company (the "Forfeited Interests"), allocations which consist of a pro rata portion of each item of gross income and gain or gross deduction and loss (to the extent such items are available) for the taxable year of the forfeiture in a positive or negative amount equal to (x) the excess (not less than zero) of the (a) amount of distributions (including deemed distributions under Code Section 752(b) and the adjusted tax basis of any property so distributed) to the service provider with respect to the Forfeited Interests (to the extent such distributions are not taxable under Code Section 731); over (b) amounts paid for the Unit and the adjusted tax basis of property contributed by the service provider (including deemed contributions under Code Section 752(a)) to the Company with respect to the Forfeited Interests; minus (y) the cumulative net income (or loss) allocated to the service provider with respect to the Forfeited Interests. The effect of the

Forfeiture Allocation Adjustment is to reverse post receipt allocations, with such post receipt allocations then being reallocated to the Holders whose Percentage Interests were reduced as a result of the respective Forfeited Interests first being issued as of the issue date.

"Forfeited Interests" has the meaning set forth in the definition of Forfeiture Allocation Adjustment.

"Holder" means any Person who holds any Unit, whether as a Member or as an unadmitted assignee of a Member or another unadmitted assignee.

"Hypothetical Liquidation" has the meaning set forth in Section 3.4.

"Independent Third Party" means, with respect to the Company, any Person who is not a Holder or an Affiliate of the Company or any Holder.

"Initial Public Offering" means any underwritten public offering of Units (or common stock of the Company or a successor entity on conversion of such Units) pursuant to a registration statement filed in accordance with the Securities Act.

"Investment Company Act" means the Investment Company Act of 1940, as amended.

"Majority in Interest" means the Member(s) holding a majority of the Units.

"Lien" means any mortgage, pledge, security interest, option, right of first offer, encumbrance or other restriction or limitation of any nature whatsoever.

"Losses" means claims, costs, expenses, damages, liabilities, taxes, diminution in value, losses or deficiencies (including reasonable attorneys' fees and other costs and expenses incident to Action).

"Manager" means a current manager on the Board, who will be subject to the rights, obligations, limitations and duties set forth in this Agreement.

"Marital Relationship" means a civil union, registered domestic partnership, marriage, or any other similar relationship that is legally recognized in any jurisdiction.

"MCLLP" has the meaning set forth in Section 10.11.

"Member" means any Person who is an initial signatory to this Agreement or has been admitted as a member after the date of this Agreement in accordance with the terms hereof, in each case for so long as such Person continues to be a member hereunder.

"Member Minimum Gain" has the meaning given to the term "partner nonrecourse debt minimum gain" in Section 1.704-2(i) of the Treasury Regulations.

"Member Nonrecourse Debt" has the meaning ascribed to the term "partner nonrecourse debt" in Section 1.704-2(b)(4) of the Treasury Regulations.

"Member Nonrecourse Deductions" means the Company deductions, losses and Code Section 705(a)(2)(B) expenditures that are treated as deductions, losses and expenditures attributable to Member Nonrecourse Debt under Section 1.704-2(i)(2) of the Treasury Regulations.

"Net Profits" and "Net Losses" means, for each fiscal period, the net income and net loss, respectively, of the Company determined strictly in accordance with U.S. federal income tax principles (including rules governing depreciation and amortization), subject to the following adjustments:

(a) Any income of the Company that is exempt from U.S. federal income tax and not otherwise taken into account in computing Net Profits or Net Losses shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Net Profits or Net Losses shall be subtracted from Net Profits or Net Losses;

(c) Gains or losses resulting from any disposition of a Company asset with respect to which gains or losses are recognized for U.S. federal income tax purposes shall be computed with reference to the Book Value of the Company asset disposed of, notwithstanding the fact that the adjusted tax basis of such Company asset differs from its Book Value;

(d) In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing the taxable income or loss, there will be taken into account Depreciation;

(e) If the Book Value of any Company asset is adjusted upon the events and in the manner specified in Treasury Regulations Section 1.704-1(b)(2)(iv)(f), the amount of the adjustment will be taken into account as gain or loss from the disposition of the asset for purposes of computing Net Profits or Net Losses;

(f) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Treasury Regulations Section 1.704-(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Holder's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profits or Net Losses; and

(g) Any gain, income, deductions or losses specially allocated pursuant to Section 3.5 shall not be taken into account in determining Net Profits or Net Losses.

"Nonrecourse Deductions" in any fiscal period means the amount of Company deductions that are characterized as "nonrecourse deductions" under Section 1.704-2(b) of the Treasury Regulations.

"Notice" means the election to have the "Safe Harbor" described in the proposed Revenue Procedure set forth in Internal Revenue Service Notice 2005-43.

"Opportunity" has the meaning set forth in Section 4.5.

"Other Business" has the meaning set forth in Section 4.5.

"Participation Threshold" means, with respect to each outstanding Class C Unit, an amount determined in accordance with Section 5.4.

"Percentage Interest" means, with respect to any Holder, the quotient obtained by dividing the total number of Units held by such Holder by the total number of issued and outstanding Units held by all the Holders.

"Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a governmental authority or another entity.

"Regulatory Allocation" has the meaning set forth in Section 3.5(f).

"Proceeds" means any and all proceeds (including dividends, distributions, payments of principal and/or interest), income, fees and other compensation, in each case whether in cash, assets, securities or other property.

"Reserves" means the funds set aside or amounts allocated to reserves which shall be maintained in amounts deemed sufficient by the Board for working capital and to pay taxes, insurance, debt service or other costs or expenses incident to the ownership or operation of the Company's business.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Spouse" means a spouse, a party to a civil union, a registered domestic partner, a same-sex spouse or partner, or any Person in a Marital Relationship with a Holder.

"Spouse's Interest" has the meaning set forth in Section 6.7(a).

"Subscription Agreement" means an instrument executed by a Person concerning such Person's acquisition of an interest in any Class or series of Units. An instrument purporting to be a Subscription Agreement shall not be treated as such for purposes of this Agreement unless and until it has been accepted and approved by the Board. For purposes of imposing obligations upon a permitted transferee of any Units, any instrument relating to such Transfer shall be deemed a Subscription Agreement relating to such transferee.

"Tax Distribution" has the meaning set forth in Section 3.2.

"Tax Liability Amount" has the meaning set forth in Section 3.2.

"Tax Rate" of a Holder, for any period, means the highest marginal combined U.S. federal, state and local tax rate applicable to an individual (or, if applicable, a corporation) residing in Los Angeles, California, taking into account the (a) deductibility of state and local taxes for United States federal income tax purposes and (b) character (for example, long-term or short-term capital gain, ordinary or exempt) of the applicable income.

"Tax Representative" has the meaning set forth in Section 10.3(a).

"Transfer" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Units owned by a Person or any interest (including a beneficial interest or "transferable interest" as defined by Section 17701.02(aa) of the Act) in any Units owned by a Person. The terms "Transferee," "Transferred," and other forms of the word "Transfer" shall have correlative meanings.

"Treasury Regulations" means the income tax regulations promulgated by the United States Department of the Treasury and published in the Federal Register for the purpose of interpreting and applying the provisions of the Code, as such regulations may be amended from time to time, including corresponding provisions of applicable successor regulations.

"Unit Grant Agreement" means an agreement, as approved by the Board, regardless of such agreement's actual title, and as amended, modified and waived from time to time in accordance with its terms, pursuant to which the Company issues Class C Units to existing or new employees, Officers, directors, Managers, other service providers or consultants of the Company or its subsidiaries.

"Unit Equivalents" means, without duplication with any Units or other Unit Equivalents, rights, warrants, options, convertible securities, exchangeable securities, indebtedness or other rights, in each case exercisable for or convertible or exchangeable into, directly or indirectly, Units or securities exercisable for or convertible or exchangeable into Units, whether at the time of issuance or upon the passage of time or the occurrence of some future event.

"Units" means Class A Units, Class B Units and Class C Units and any additional Class or series of units created by the Board pursuant to Section 4.1.

ARTICLE II

GENERAL PROVISIONS; CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS; DEFINITIONS.

2.1   Formation. On August 8, 2019, the Company, under the name "ACK Right Endeavors LLC", was organized as a California limited liability company by the filing of a Articles of Organization (the "Articles of Organization") under and pursuant to the Act. This Agreement shall constitute the "operating agreement" (as that term is used in the Act) of the Company. The rights and liabilities of the Holders shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Holder is different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement, to the extent not prohibited by the Act, shall control over the Act. This Agreement shall constitute the "limited liability agreement" for purposes of the Act.

2.2   Name. The name of the Company is "ACK Right Endeavors LLC", and all business of the Company shall be conducted under that name or such other names that comply with applicable law as the Board may select from time to time.

2.3   Registered Office; Registered Agent; Principal Office; Other Offices. The registered office of the Company shall be the office of the initial registered agent named in the Articles of Organization or such other office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by the Act and other applicable law. The registered agent for service of process on the Company in the State of California shall be the initial registered agent named in the Articles of Organization or such other Person or Persons as the Board may designate from time to time in the manner provided by the Act and other applicable law.

2.4   Purposes. The purpose of the Company and the nature of its business shall be to engage in any lawful act or activity for which limited liability companies may be organized under the Act. The Company may engage in any and all activities necessary, desirable or incidental to the accomplishment of the foregoing. Notwithstanding anything herein to the contrary, nothing set forth herein shall be construed as authorizing the Company to possess any purpose or power, or to do any act or thing, forbidden by law to a limited liability company organized under the laws of the State of California.

2.5   Term. The term of the Company commenced on the date the Articles of Organization was filed with the office of the Secretary of State of California and shall terminate on the date determined pursuant to ARTICLE VII of this Agreement.

2.6   No State-Law Partnership. The Company and each of the Members intend that the Company shall not be a partnership (including, without limitation, a limited partnership) or joint venture, and that the Members shall not be partners or joint venturers with any present or future Member with respect to the Company, and this Agreement shall not be construed to the contrary. Each of the Holders hereby agrees that the Company shall be treated as a partnership for U.S. federal, state and/or local income tax purposes, and each of the Holders and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

2.7   Capital Contributions.

(a)   Persons admitted as Members of the Company, and Members investing additional funds in a new or existing Class or series of Units, shall each make such Capital Contributions to the Company as shall be determined by the Board in its sole discretion at the time of each such admission or subsequent investment in a new or existing Class or series of Units, as applicable.

(b)   The Members shall make additional Capital Contributions to the Company in cash, pro rata based on their Capital Contributions made in accordance with Section 2.7(a), as determined by the Board from time to time to be reasonably necessary to pay taxes, insurance, debt service or other costs or expenses incident to the ownership or operation of the Company's business.

(c)   No Holder shall have any responsibility to contribute to or in respect of liabilities or obligations of the Company, whether arising in tort, contract or otherwise, or return distributions made by the Company except as required by the Act or other applicable law. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Holders for liabilities of the Company.

(d)   No interest shall be paid by the Company on Capital Contributions.

(e)   A Holder shall not withdraw any portion of its Capital Contributions nor be entitled to receive any distributions from the Company except as provided in ARTICLE III and ARTICLE VII; nor shall a Holder be entitled to make any Capital Contribution to the Company other than as expressly provided herein.

2.8   Members; Units. The name and address of, and the number and Class or series of Units held by, the Capital Contributions and the Percentage Interest of, each Holder are set forth on Schedule I, as the same may be amended from time to time by the Board. Upon the establishment of a new Class or series of Units, a separate schedule for such Class or series of Units shall be approved by the Board and added to Schedule I, and each Holder of such Class or series of Units shall enter into a Subscription Agreement with the Company applicable to its interests in such Class or series of Units. A Holder of any Class or series of Units shall have no rights or interest with respect to any other Class or series of Units, other than through such Holder's interest in any such Class or series of Units independently acquired by such Holder under this Agreement and an applicable Subscription Agreement. The Board shall take such reasonable steps as are necessary to implement the provisions of this Agreement, including, without limitation, by maintaining separate and distinct records for each Class or series of Units, and shall separately hold and account for the assets of each such Class or series of Units, as determined by the Board in its reasonable discretion.

2.9   Capital Accounts. The Company shall establish and maintain an individual Capital Account for each Holder in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv).   Each Holder's Capital Account will from time to time be (a) increased by the (i) amount of Capital Contributions made by the Holder to the Company and (ii) the Net Profits and any other items of income and gain allocated to the Holder under Section 3.4 and Section 3.5, and (b) decreased by the (i) amount of money and the Book Value of any property distributed to the Holder by the Company (net of liabilities secured by the property or to which the property is subject), and (ii) Net Losses and any other items of deduction and loss allocated to the Holder under Section 3.4 and Section 3.5.

ARTICLE III

DISTRIBUTIONS AND ALLOCATIONS

3.1   Distributions. Subject to Section 3.2, distributions of available cash shall be made to the Holders when and in such amounts as determined by the Board. After making all distributions required for a fiscal year under Section 3.2, if any, distributions determined to be made by the Board pursuant to this Section 3.1 shall be paid in the following order and priority:

(a)   *First*, to the Holders of Class A Units and Holders of Class B Units pro rata in proportion to their respective Adjusted Capital Contributions until each such Holder of Class A Units and Holder of Class B Units have received aggregate distributions pursuant to this Section 3.1(a) such that the aggregate Adjusted Capital Contributions balances with respect to all Holders of Class A Units and Class B Units is reduced to zero; and

(b)   *Finally*, to the Holders in accordance with their respective Percentage Interests; provided, that a Holder holding Class C Units that have an associated Participation Threshold shall not be entitled to participate in any distributions pursuant to this Section 3.1 with respect to any such Class C Unit unless and until a cumulative aggregate amount equal to such Participation Threshold has been distributed pursuant to this Section 3.1 to one or more Holders holdings Units with no associated Participation Threshold (or Units subject to a lower Participation Threshold) subsequent to the date of the issuance of such Class C Unit; provided, further that no distribution shall be payable with respect to unvested Class C Units unless specifically approved by the Board or set forth in any Unit Grant Agreement between the Company and such Holder of Class C Units. In furtherance of the foregoing, any calculation of a Holder's Percentage Interest for purposes of this Section 3.1 shall be made by ignoring any Class C Units that are unvested and any Class C Units with respect to which the applicable Participation Threshold has not been met.

3.2   Tax Distributions. Notwithstanding Section 3.1, to the extent funds are legally available for Distribution by the Company, the Company shall use its reasonable efforts to distribute to each Holder with respect to each fiscal year of the Company (excluding the fiscal year in which the Company is being liquidated) an amount of cash equal to such Holder's Tax Liability Amount for such fiscal year (a "Tax Distribution"). For this purpose, a Holder's "Tax Liability Amount" for any such fiscal year of the Company means an amount equal to the excess, if any, of (a) the product of (i) the Tax Rate and (ii) the sum of (A) the taxable income (including separately stated items) and gain allocated to such Holder for such fiscal year, minus (B) the cumulative losses that have been allocated to such Holder for each taxable year of the Company to the extent such losses have not previously reduced taxable income and gain pursuant to this provision, over (b) the Distributions made to such Holder under Section 3.1 (including pursuant to Section 7.3(c)) during such fiscal year and prior years (for the avoidance of doubt, excluding Tax Distributions under this Section 3.2)) to the extent such distributions have not previously reduced distributions pursuant to this Section 3.2. The Board shall have the discretion to make such Tax Distributions based on estimates of taxable income. To the extent feasible, in the Board's discretion, Tax Distributions under this Section 3.2 may be made on a quarterly basis based on estimates of the Company's taxable income to facilitate the Holders' ability to make quarterly estimated tax payments with respect to their income from the Company. At such time as the taxable income or loss of the Company for a taxable year is finally determined for purposes of the filing of its U.S. federal income tax return for the relevant year, the amounts of any excess Tax Distributions calculated in the manner provided above received by the Holders shall be used to offset the Company's obligation to make future Tax Distributions to the Holders for subsequent taxable years or by so reducing the proceeds of liquidation otherwise payable to such Holder. Notwithstanding anything to the contrary herein, all Tax Distributions made to a Holder pursuant to this Section 3.2 shall be treated as an advance distribution to such Holder of amounts to which such Holder is otherwise entitled hereunder, and shall be taken into account in making subsequent distributions (other than Tax Distributions), whether from proceeds of the liquidation of the Company, under Section 3.1 or Section 7.3(c), or otherwise, in such a manner as to cause each Holder to receive a share of all distributions made by the Company equal to the distributions that would have been received by such Holder in the absence of this Section 3.2. For the avoidance of doubt, (a) no Tax Distributions shall be payable with respect to income realized on a liquidation of the Company or a sale by the Company of all or substantially all of its assets and (b) Tax Distributions under this this Section 3.2 to any Holder will not take into account any tax items allocated to the Holder pursuant to Section 704(c) of the Code.

3.3   Limitations on Distributions. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to any Holder on account of his, her or its Units in the Company if such distribution would violate Section 17704.05 of the Act or other applicable law.

3.4   Allocations. Subject to Section 3.5, the Net Profits or Net Losses for each fiscal year of the Company shall be allocated to the Holders in such a manner that, at the end of such fiscal year, the Adjusted Capital Account balance of each Holder shall, to the extent possible, equal the amount which would have been distributed to such Holder pursuant to a Hypothetical Liquidation as of the end of the last day of such fiscal year. For this purpose, a "Hypothetical Liquidation" means that all assets of the Company are disposed of in a taxable disposition for the Book Value of such assets, the debts of the Company are paid, and the remaining amounts are distributed to the Holders pursuant to Section 7.3(c). If for any fiscal year, such an allocation of Net Profits or Net Losses does not permit the Adjusted Capital Accounts of Holders to be made to equal the amount which would have been distributed to Holders pursuant to a Hypothetical Liquidation as of the end of the last day of such fiscal year, individual items of gross income, gain, loss or deduction (which were the components of Net Profits or Net Losses) shall be allocated among the Holders in such a manner that, at the end of such fiscal year, the Adjusted Capital Account of each Holder shall, to the extent possible, equal the amount which would have been distributed to such Holder pursuant to a Hypothetical Liquidation as of the end of the last day of such fiscal year.

3.5   Regulatory Allocations. Notwithstanding any other provision of this Agreement, the following special allocations shall be made in the following order:

(a)   Company Minimum Gain Chargeback. In the event that there is a net decrease in the Company Minimum Gain during any taxable year, the minimum gain chargeback described in Sections 1.704-2(f) and (g) of the Treasury Regulations shall apply.

(b) <u>Member Minimum Gain Chargeback</u>. If during any taxable year there is a net decrease in Member Minimum Gain, the partner minimum gain chargeback described in Section 1.704-2(i)(4) of the Treasury Regulations shall apply.

(c) <u>Qualified Income Offset</u>. Any Holder who unexpectedly receives an adjustment, allocation or distribution described in subparagraphs (4), (5) or (6) of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations, which adjustment, allocation or distribution creates or increases a deficit balance in that Holder's Adjusted Capital Account, such Holder shall be allocated items of income and book gain in an amount and manner sufficient to eliminate the deficit balance in such Holder's Adjusted Capital Account as quickly as possible, provided that an allocation pursuant to this <u>Section 3.5(c)</u> shall be made if and only to the extent that such Holder would have a deficit balance in the Holder's Adjusted Capital Account after all other allocations provided in this <u>ARTICLE III</u> have been tentatively made as if this <u>Section 3.5(c)</u> were not in the Agreement. This <u>Section 3.5(c)</u> is intended to constitute a "qualified income offset" as provided by Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith.

(d) <u>Nonrecourse Deductions</u>. Except as otherwise provided under Treasury Regulations, Nonrecourse Deductions shall be allocated to the Holders in accordance with their Percentage Interests.

(e) <u>Member Nonrecourse Deductions</u>. Member Nonrecourse Deductions shall be allocated among the Holders who bear the Economic Risk of Loss for the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in the ratio in which they share the Economic Risk of Loss for such Member Nonrecourse Debt. This provision is to be interpreted in a manner consistent with the requirements of Section 1.704-2(b)(4) and (i)(1) of the Treasury Regulations.

(f) <u>Regulatory Allocations</u>. The allocations set forth in this <u>Section 3.5</u> (the "<u>Regulatory Allocations</u>") are intended to comply with certain requirements of the applicable Treasury Regulations promulgated under Code Section 704(b). Notwithstanding any other provision of this <u>ARTICLE III</u>, the Regulatory Allocations shall be taken into account in allocating other operating Net Profits, Net Losses and other items of income, gain, loss and deduction to the Holders for Capital Account purposes so that, to the extent possible, the net amount of such allocations of Net Profits, Net Losses and other items shall be equal to the amount that would have been allocated to each Holder if the Regulatory Allocations had not occurred.

3.6 <u>Allocation of Net Profits and Losses in Respect of a Transferred Interest</u>. If any Unit is Transferred or is increased or decreased by reason of the admission of a new Holder or otherwise during any fiscal year, each item of income, gain, loss, deduction or credit of the Company for that fiscal year shall be assigned pro rata to each day in the particular period of that fiscal year to which such item is attributable (i.e., the day on or during which it is accrued or otherwise incurred) and the amount of each item so assigned to any such day shall be allocated to the Holder based upon that Holder's respective Units at the close of that day. Notwithstanding any provision above to the contrary, gain or loss of the Company realized in connection with a sale or other disposition of any of the assets of the Company shall be allocated solely to the parties owning Units as of the date that sale or other disposition occurs. Except as otherwise specifically provided in this Agreement, all economic attributes attributable to a Transferred Unit (including, without limitation, the Capital Contributions, Capital Account balance, and Adjusted Capital Contributions balance associated therewith) shall carry over to a transferee to the extent attributable to the Unit so transferred.

3.7 <u>Tax Allocation Matters</u>.

(a)　　　Except as otherwise provided in this Section 3.7, all items of income, gain, loss deduction or credit for U.S. federal, state and local income tax purposes will be allocated in the same manner as the corresponding "book" items are allocated under Section 3.4 (as a component of Net Profits or Net Losses) or Section 3.5.

(b)　　　Contributed or Revalued Property. Each Holder's allocable share of the taxable income or loss of the Company, depreciation, depletion, amortization and gain or loss with respect to any contributed property, or with respect to revalued property where the Company's property is revalued pursuant to Section 1.704-1(b)(2)(iv)(f) of the Treasury Regulations, shall be determined in the manner (and as to revaluations, in the same manner as) provided in Section 704(c) of the Code. The allocation shall take into account, to the full extent required or permitted by the Code, the difference between the adjusted basis of the property to the Holder contributing it and the Fair Market Value of the property determined by the Board at the time of its contribution or revaluation, as the case may be. The Company shall apply Section 704(c)(1)(A) by using any permissible method selected by the Board.

(c)　　　In the event the Company has in effect an election under Section 754 of the Code, allocations of income, gain, loss deduction or credit to affected Holders for U.S. federal, state and local tax purposes will take into account the effect of such election pursuant to applicable provisions of the Code.

(d)　　　Recapture Items. In the event that the Company has taxable income that is characterized as ordinary income under the recapture provisions of the Code, each Holder's distributive share of taxable gain or loss from the sale of Company assets (to the extent possible) shall include a proportionate share of this recapture income equal to that Holder's share of prior cumulative depreciation deductions with respect to the assets which gave rise to the recapture income.

(e)　　　Allocations pursuant to this Section 3.7 are solely for U.S. federal, state and local tax purposes and except to the extent allocations under this Section 3.7 are reflected in the allocations of the corresponding "book" items pursuant to Section 3.4 (as a component of Net Profits or Net Losses), or Section 3.5, allocations under this Section 3.7 will not affect, or in any way be taken into account in computing, any Holder's Capital Account or share of Net Profits, Net Losses, other items or distributions pursuant to any provision of this Agreement.

3.8　　Allocation of Liabilities. Each Holder's interest in Company profits for purposes of determining such Holder's share of the nonrecourse liabilities of the Company, as used in Section 1.752-3(a)(3) of the Treasury Regulations, shall be allocated to the Holders in accordance with their Percentage Interests.

3.9　　　Amounts Withheld. Each Holder agrees to furnish the Company with any representations and forms as may reasonably be requested by the Board or the Tax Representative to assist the Company in determining the extent of, and in fulfilling, any withholding obligations the Company may have. Each Holder agrees to furnish the Company or the Board with any representations and forms as shall reasonably be requested by the Company or the Board to assist it in obtaining any exemption, reduction or refund of any withholding or other taxes imposed by any taxing authority or other governmental agency upon the Company or amounts paid to the Company. Each Holder acknowledges that it is responsible for compliance with all tax, exchange control, reporting and other laws and regulations applicable to its investment in the Company. Each Holder hereby represents that allocations, distributions and other payments to such Holder by the Company are not subject to tax withholding obligations. Each Holder hereby agrees to promptly notify the Board in the event that any allocation, distribution or other payment previously exempt from such withholding becomes or is anticipated to become subject thereto. Any amounts withheld from a distribution by the Company to a Holder pursuant to any federal, state, local or foreign tax law shall be treated as if the same had been distributed to that Holder pursuant to Section 3.1

(including pursuant to Section 3.2 and Section 7.3(c)). Any other amount required to be paid by the Company to a taxing authority with respect to a Holder pursuant to any U.S. federal, state, local or foreign tax law in connection with any payment to or tax liability (estimated or otherwise) of the Holder shall be treated as a loan from the Company to that Holder. If such loan is not repaid within thirty (30) calendar days from the date the Company notifies that Holder of the withholding, the loan shall bear interest at an annual rate equal to the lesser of (a) ten percent (10%) per annum or (b) the highest nonusurious rate permitted by applicable law under such circumstances from the date of the applicable notice to the date of repayment. In addition to all other remedies the Company may have, the Company may withhold distributions that would otherwise be payable to that Holder and apply those distributions instead to the repayment of the loan and accrued interest. None of the Company, the Tax Representative or the Board shall be liable for any excess taxes withheld in respect of any distribution or allocation of income or gain to a Holder. In the event of an overwithholding, a Holder's sole recourse shall be to apply for a refund from the appropriate taxing authority.

3.10   Compliance with FATCA. Each Holder hereby agrees to provide to the Company on a timely basis (a) such information, representations, forms or other documentation as the Board may reasonably request in order for the Board and the Company (and any member of any "expanded affiliated group" (as defined in Section 1471(e)(2) of the Code) of which the Board, the Company or any of their respective Affiliates is a member) to comply with their obligations under, and avoid becoming subject to, withholding, or to obtain any available exemption, reduction or refund of any tax withheld, pursuant to (a) Sections 1471-1474 of the Code (or any amended or successor version thereof), Treasury Regulations and any forms, instructions or other guidance issued thereunder (now or in the future) and any intergovernmental agreement or other similar agreement between the United States and one or more other governments or tax authorities that is entered into in order to facilitate compliance with, or otherwise relates to, any of the preceding, together with any regulations, forms, instructions or other guidance issued (now or in the future) by any government or tax authority in a jurisdiction other than the United States in relation to any intergovernmental agreement or similar agreement ("FATCA") or (b) any legislation in any jurisdiction that the Board reasonably believes to be similar to FATCA or (b) any other information required for the Company to comply with its tax obligations (including, for the avoidance of doubt, obligations pursuant to any agreement that the Company enters into pursuant to Section 1471 of the Code or any similar agreement) or to answer any inquiries from any tax authority. In the event that any Holder fails to provide any of the information, representations, certificates or forms (or undertake any of the actions) required by this Section 3.10, the Board shall be entitled to take any steps as the Board determines in its sole discretion are necessary or appropriate to mitigate the consequences of such Holder's failure to comply with the requirements of this Section 3.10. Each Holder hereby consents to the Board's exercise of the remedies described above and agrees, to the fullest extent permitted by applicable law, to indemnify and hold harmless the Company, each investor in the Company, and the Board and any Affiliate thereof against the amount of any costs incurred by the Company (including, without limitation, the withholding of any tax on payments to the Company pursuant to FATCA) as a result of such Holder's (a) failure to comply with any of the above requirements or to do so in a timely manner, or (b) participation in the Company. Each Holder agrees that it will not make an election under Section 1471(b)(3) of the Code to have the Company withhold amounts on behalf of such Holder.

3.11   Indemnity. If the Company or the Board, or any of their respective shareholders, partners, members, officers, directors, employees, managers and, as determined by the Board in its sole discretion, consultants or agents, becomes liable as a result of a failure to withhold and remit taxes in respect of any Holder (other than the Board) or otherwise, then, in addition to, and without limiting any indemnities for which such Holder may be liable under this Agreement, such Holder (other than the Board) shall, to the fullest extent permitted by law, indemnify and hold harmless the Company, the Board or any of their respective Affiliates, or any of their respective shareholders, partners, members, officers, directors, employees, managers and, as determined by the Board in its sole discretion, consultants or agents, as the case may be, in respect of all taxes, including, without limitation, interest and penalties and income taxes applicable to a Holder's allocable share of Company income, and any expenses incurred in any examination, determination, resolution and payment of any such liability.

          3.12   <u>Restrictions on Securities Distributed</u>. Any Proceeds consisting of securities distributed pursuant to <u>Section 3.1</u> (including pursuant to <u>Section 5.3(c)</u>) shall be subject to such conditions and restrictions as shall be determined by the Board to be required or appropriate under applicable law or contractual obligations with respect to such securities.

ARTICLE IV

MANAGEMENT

          4.1   <u>Management of the Company</u>. The Company shall be managed by the Board. Except as otherwise provided by the Act or this Agreement, the Board shall have full and complete discretion to manage and control the activities and affairs of the Company, to make all decisions affecting the activities and affairs of the Company and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company set forth in <u>Section 2.4</u>. Any action taken by the Board shall require the affirmative vote of Zack Johnson, and only the affirmative vote of Zack Johnson shall be required for the Board to take any action. The actions of the Board taken in accordance with the provisions of this Agreement shall bind the Company. No other Holder of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Board pursuant to a resolution expressly authorizing such action which resolution is duly adopted by the Board.

          4.2   <u>Composition and Election of the Board</u>.

          (a)   <u>Number and Designation</u>. The Board initially shall be composed of the following Persons:

          (i)   One (1) representative designated by Zack Johnson, who initially shall be Zack Johnson;

          (ii)   At any time the Percentage Interest of John C. McDaniel is equal to or greater than 3%, one (1) representative designated by John C. McDaniel, who initially shall be John C. McDaniel;

          (iii)   At any time the Percentage Interest of Jackey Kwok Wah Lee is equal to or greater than 3%, one (1) representative designated by Jackey Kwok Wah Lee, who initially shall be Jackey Kwok Wah Lee; and

          (iv)   At any time the Percentage Interest of Thom Rafferty is equal to or greater than 3%, one (1) representative designated by Thom Rafferty, who initially shall be Thom Rafferty.

          (b)   <u>Term</u>. Managers shall serve from their designation in accordance with the terms hereof until their resignation, removal or death. Managers need not be Holders and need not be residents of the State of California. After the date hereof, a Person shall become a Manager on the Board effective upon receipt by the Company at its principal place of business of a written notice addressed to the Board (or at such later time or upon the happening of some other event specified in such notice) of such Person's designation from the Person or Persons entitled to designate such Manager pursuant to <u>Section 4.2(a)</u>. A Manager on the Board may resign as such by delivering such Person's written resignation to the Company at the Company's principal office addressed, or delivered by Electronic Transmission, to the Board. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

(c) Vacancies. In the event that any designee under Section 4.2(a) for any reason ceases to serve as Manager on the Board, (i) the resulting vacancy on the Board shall be filled by the Person or Persons originally entitled to designate such Manager pursuant to Section 4.2(a); provided, that if any such party fails to designate a person to fill a vacancy on the Board pursuant to the terms of this Section 4.2(c), such vacant position shall remain vacant until such managership is filled pursuant to this Section 4.2(c) and (ii) such designee shall be removed promptly after such time from each committee of the Board.

4.3 Officers. The Board may appoint individuals as officers of the Company (the "Officers") as it deems necessary or desirable to carry on the business of the Company and the Board may delegate to such Officers such power and authority as the Board deems advisable. No Officer need be a Holder or a Manager of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his successor is designated by the Board or until his earlier resignation, removal or death. Any Officer may resign at any time on written notice to the Board. Any Officer may be removed by the Board with or without cause at any time. A vacancy in any office occurring because of resignation, removal or death or otherwise, may, but need not, be filled by the Board.

4.4 Compensation and Reimbursement of Managers. No Manager shall be compensated for its services as Manager, but the Company shall reimburse each Manager for all ordinary, necessary and direct expenses incurred by such Manager on behalf of the Company in carrying out the Company's business activities, including, without limitation, salaries of officers and employees of each Manager who are carrying out the Company's business activities.

4.5 No Personal Liability. Except as otherwise provided in the Act, by other applicable law or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being or acting as a Manager.

4.6 Outside Business and Investments. The parties hereto expressly acknowledge and agree that: (a) each Manager, the Tax Representative, each Holder and each of its and their respective Affiliates are permitted to have, and may presently or in the future have, investments or other business relationships, ventures, agreements or arrangements with entities engaged in the business of the Company, other than through the Company and its Affiliates (an "Other Business"), (b) each Manager, the Tax Representative, each Holder and each of its and their respective Affiliates have or may engage in or develop a strategic relationship with businesses that are or may be competitive with the Company and its Affiliates, (c) none of the Managers or its or their Affiliates will be prohibited by virtue of such Manager's management of the Company from pursuing and engaging in the activities set forth in (a) and (b) foregoing, (d) none of the Managers, the Tax Representative, any Holder or any of its or their respective Affiliates will be obligated to inform the Company or any Holder of any such opportunity, relationship or investment (an "Opportunity") or to present such Opportunity to the Company, even if such Opportunity coincides with the Company's business, and the Company hereby renounces any interest in an Opportunity and any expectancy that any Opportunity will be offered to it, (e) nothing contained herein shall limit, prohibit or restrict the Managers, the Tax Representative, any Holder or any of its and their respective Affiliates from serving on the board of directors or other governing body or committee of any Other Business and (f) no Holder will acquire, be provided with an option or opportunity to acquire, or be entitled to any interest or participation in any Other Business as a result of the participation therein of the Managers or its or their Affiliates. The parties hereto expressly authorize and consent to the involvement of the Managers, the Tax Representative, each Holder and each of its and their respective Affiliates in any Other Business. Each

Holder expressly waives, to the fullest extent permitted by law, any rights to assert any Action that such involvement by any Manager or Tax Representative breaches any fiduciary or other duty or obligation owed to the Company or any Holder or to assert that such involvement constitutes a conflict of interest by such Manager or the Tax Representative with respect to the Company or any Holder. Each Member acknowledges that each Manager may be prohibited from taking action for the benefit of the Company due to confidential information acquired or obligations incurred in connection with an Other Business, and none of the Manager or any of its Affiliates shall be liable to the Company or any Holder for any failure to act for the benefit of the Company or any Holder in consequence of the foregoing prohibition.

4.7 <u>Contract Supersedes Duties Prescribed at Law or In Equity, etc</u>. Neither the Managers nor the Tax Representative shall be liable to the Company or any other Person, including, without limitation, any Holder for breach of any duty (including fiduciary duties) if such Manager relied in good faith on the provisions of this Agreement. Whenever in this Agreement any Manager or Tax Representative is permitted or required to make a decision in its discretion or under a grant of similar authority or latitude, such Manager or Tax Representative may do so in its sole discretion and shall be entitled to consider only such interests and factors as such Manager or Tax Representative desires, including its own interests, and shall, to the maximum extent permitted by applicable law, have no duty (including fiduciary duties) or obligation to give any consideration to any interest of or factors affecting any Holder or any other Person. In accordance with Section 17701.10(g) of the Act, the parties hereto hereby acknowledge and agree that the provisions of this Agreement, including the provisions of this <u>Section 4.7</u>, to the extent they restrict or eliminate the duties (including fiduciary duties) and liabilities relating thereto otherwise existing at law or in equity, replace completely and absolutely such other duties (including fiduciary duties) and liabilities relating thereto and further acknowledge and agree that the provisions of this <u>Section 4.7</u> are fundamental elements to the agreement of the parties hereto to enter into this Agreement and without such provisions the parties hereto would not have entered into this Agreement.

ARTICLE V

MEMBER RIGHTS

5.1 <u>Member Rights; Meetings</u>.

(a) No Member shall have any right, power or duty, including, without limitation, the right to approve or vote on any matter and the right to information, except as expressly required by the Act or other applicable law or as expressly provided for hereunder. Each Member irrevocably waives any right it may have to maintain any action for dissolution on the Company or for partition of the property of the Company.

(b) Unless a greater vote is required by the Act or as expressly provided for hereunder, the affirmative vote of the Majority in Interest shall be required to approve any proposed action requiring approval of the Members under the Act or other applicable law or as expressly provided for hereunder.

(c) Meetings of the Members for the transaction of such business as may properly come before such Members shall be held at such place, on such date and at such time as the Board shall determine. Special meetings of the Members for any proper purpose or purposes may be called at any time by the Board or the Majority in Interest. The Company shall deliver oral or written notice (written notice may be delivered by mail) stating the date, time, place and purpose(s) of any special meeting to each Member entitled to vote at the meeting. Such notice shall be given not less than two (2) and no more than sixty (60) days before the date of the meeting.

(d)   Any action required or permitted to be taken at any meeting of the Members may be taken without a meeting, without prior notice, and without a vote, provided that written consents, setting forth all proposed actions to be taken at such meeting, are signed by the Member(s) holding at least the minimum number of Units that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote on such action were present and voted.

5.2   Voting Rights. The holders of Class A Units shall be entitled to notice of all Member meetings in accordance with this Agreement, and except as otherwise required by law, the holders of the Class A Units shall be entitled to vote on all matters submitted to the Members for a vote with each Class A Unit entitled to one vote. Except as otherwise required by applicable law, the holders of Class B Units and the holders of Class C Units shall not be entitled to a vote in respect of any such Units on any matters submitted to the Members for a vote.

5.3   Additional Members. The Board shall have the sole right to admit additional Members upon such terms and conditions and at such time or times as the Board shall in its sole discretion determine. In connection with any such admission, the Board shall amend Schedule I to reflect the name, address and number of Units allocated to the additional Member.

5.4   Class C Units as Profits Interests.

(a)   The Company may issue Class C Units to existing or new employees, Officers, directors, Managers, other service providers or consultants of the Company or its subsidiaries, if any, pursuant to Unit Grant Agreements. The Company may make the Class C Units and any issuance thereof and any Unit Grant Agreement subject to the terms and conditions of any equity or unit incentive plan, as the same may be amended or modified from time to time in accordance with its terms, as may have been adopted by the Company or its subsidiaries on or before the date of such issuance or Unit Grant Agreement. On the date of each grant of Class C Units to any Person, the Board shall establish an initial "Participation Threshold" amount with respect to each Class C Unit granted on such date. The Participation Threshold with respect to a Class C Unit shall be equal to or greater than the Fair Market Value of the equity of the Company on the date of grant of such Class C Unit. The Board may designate a series number for each subset of Class C Units consisting of Class C Common Units having the same Participation Threshold, which Participation Threshold differs from the Participation Thresholds of all Class C Units not included in such subset. If the Board elects to so designate Class C Units, then the first Class C Unit issued on or after the date hereof shall be designated a "Series 1 Class C Unit." Each Class C Unit's Participation Threshold shall be adjusted after the grant of such Class C Unit in the following manner:

(i)   In the event of any Capital Contribution to the Company, the Participation Threshold of each Class C Unit outstanding at the time of such Capital Contribution shall be increased by the amount of cash and the Book Value of any other property contributed to the Company; and

(ii)   no adjustment shall be made in connection with any redemption or repurchase by the Company or any Holder of any Units or Unit Equivalents.

(b)   The Participation Thresholds of each Holder's Class C Units shall be set forth on Schedule I and Schedule I shall be amended from time to time as necessary to reflect any adjustments to the Participation Thresholds of outstanding Class C Units required pursuant to this Section 5.4(b).

(c)   The Members and the Company agree that in the event of any conflict or inconsistency between the terms of any Unit Grant Agreement or equity or unit incentive plan and this Agreement, the terms of this Agreement shall control; provided, that any Unit Grant Agreement or equity or unit incentive plan may impose greater restrictions or grant lesser rights to any grantee or participant than this Agreement.

(d)   Notwithstanding anything in this Section 5.4, Section 10.1 or Section 10.3(d) to the contrary, the Board shall have the power to amend the provisions of this Agreement (including this Section 5.4, Section 3.1, Section 3.2 and Section 10.3(d)) to achieve the economic results intended by this Agreement. Without limiting the generality of the foregoing, the Board may amend this Agreement to the extent the Board determines it reasonably necessary to comply with the Treasury Regulations as they may be amended so that, to the extent possible, the receipt or vesting of Class C Units is not taxable to the service provider, including, without limitation, with respect to the provisions relating to the use of liquidation values and forfeiture allocations; provided, that such amendment does not adversely affect the applicable Holders (other than the loss of a compensation deduction) unless otherwise required by the Code, the Treasury Regulations or other applicable law.

5.5   Member Representations and Warranties. Each Member and represents and warrants to the Company and acknowledges that upon being admitted to the Company:

(a)   such Member has such knowledge and experience in financial and business matters that the Member is capable of evaluating the merits and risks of an investment in the Company and making an informed investment decision with respect thereto;

(b)   the determination of such Member to purchase Units pursuant to this Agreement and any other agreement referenced herein has been made by such Member independent of any other Member and independent of any statements or opinions as to the advisability of such purchase or as to the properties, business, prospects or condition (financial or otherwise) of the Company and its Affiliates which may have been made or given by any Manager or any of its Affiliates;

(c)   no Manager nor any Affiliates thereof (i) has acted as an agent of such Member in connection with making its investment hereunder and (ii) shall be acting as an agent of such Member in connection with monitoring its investment hereunder;

(d)   such Member is able to bear the economic and financial risk of an investment in the Company for an indefinite period of time and understands that such Member had no right to have its Units repurchased by the Company;

(e)   such Member is acquiring Units in the Company for investment only and not with a view to, or for resale in connection with, any distribution to the public or public offering thereof;

(f)   such Member is an "'accredited investor" (as defined in Rule 501 under the Securities Act);

(g)   such Member understands that the Units have not been registered under the Securities Act, or under any other applicable securities laws, and may not be sold, assigned, pledged or otherwise disposed of at any time without effective registration under the Securities Act and laws or exemption therefrom, and compliance with the other restrictions on transferability set forth herein;

(h)   Such Member is aware of the income tax consequences of the allocations made by this Agreement and hereby agrees to be bound by the provisions of this Agreement in reporting its share of Company income and losses for income tax purposes. Neither the Company, its advisors nor any of their respective Affiliates is advising any Member with respect to any legal or tax matter concerning an investment in the Company and each Member has been advised to consult with its own attorney regarding such matters to the extent it considers necessary or appropriate; and

(i)   the execution, delivery and performance of this Agreement do not require such Member to obtain any consent or approval that has not been obtained and do not contravene or result in a default under any provision of any existing law or regulation applicable to such Member, any provision of its governing documents (if applicable) or any agreement or instrument to which such Member is a party or by which it is bound at such time.

Each Member agrees that to the extent any conflict exists between the representations and warranties contained in this Section 5.5 and any Subscription Agreement to which such Member is a party, the representations and warranties contained in such Subscription Agreement shall control.

5.6   Confidentiality. Each Holder recognizes and acknowledges that it has and may in the future receive certain confidential and proprietary information and trade secrets of the Company and its Affiliates, including confidential information of the Company and its Affiliates regarding identifiable, specific and discrete business opportunities being pursued by the Company (the "Confidential Information"). Except as otherwise agreed to by the Board, each Holder agrees that it will not, and shall cause each of its Affiliates not to, during or after the term of this Agreement, whether directly or indirectly through an Affiliate or otherwise, take commercial or proprietary advantage of or profit from any Confidential Information or disclose Confidential Information to any Person for any reason or purpose whatsoever, except to (a) authorized Affiliates of the Company and as otherwise may be proper in the course of performing such Holder's obligations, or enforcing such Holder's rights, under this Agreement and the agreements expressly contemplated hereby, (b) the extent reasonably necessary and consistent with prior practice, and subject to confidentiality arrangements with the recipients thereof reasonably implemented to achieve the objectives of this Section 5.6, to such Holder's (or any of its Affiliates') Affiliates as reasonably necessary in connection with the conduct of such Holder's business or (c) the extent required to be disclosed by order of a court of competent jurisdiction, administrative body or other governmental authority, or by subpoena, summons or legal process, or by law, rule or regulation; provided, that, to the extent permitted by law, the Holder required to make such disclosure shall provide to the Board prompt notice of such disclosure. For purposes of this Section 5.6, "Confidential Information" shall not include any information of which (a) such Person learns from a source other than the Company or its Affiliates who is not known by such Person to be bound by a confidentiality obligation or (b) is disclosed in a prospectus or other documents for dissemination to the public. Nothing in this Section 5.6 shall in any way limit or otherwise modify any confidentiality, non-competition or non-solicitation obligations of any Holder pursuant to any other agreement with the Company or any of its Affiliates.

5.7   Limitation of Liability; Return of Certain Distributions. To the fullest extent permitted under law (including the Act), the Company shall not be liable for any Losses to any Holder related in any way to such Holder's ownership of Units above and beyond such Holder's allocable portion available for distribution in respect of such Units (in accordance with Section 3.1 and Section 5.3(c)) at the time of the final determination of such Losses. A Holder that receives a distribution (a) in violation of this Agreement or (b) that is required to be returned to the Company under applicable law, shall return such distribution within thirty (30) days after written demand therefor by the Board.

5.8   Disclosures. Each Holder shall furnish to the Company upon written request therefor any information with respect to such Holder reasonably determined by the Board to be necessary or convenient for the formation, operations, dissolution, winding-up or termination of the Company.

5.9   Indemnification. To the fullest extent permitted under the Act (after waiving all of the Act's restrictions on indemnification other than those which cannot be eliminated under the Act), each Covered Person shall be entitled to be indemnified and held harmless on an as-incurred basis by the Company against any and all claims and demands, except to the extent such claims and demands result from such Covered Person's gross negligence or willful misconduct, in which such Covered Person may be involved, as a party or otherwise, solely by virtue of such Person being or having been a Covered Person. The rights of indemnification provided in this Section 5.1 will be in addition to any rights to which such Covered Person may otherwise be entitled by contract or as a matter of law and shall extend to such Covered Person's successors and assigns. In particular, and without limiting the foregoing, such Covered Person shall be entitled to indemnification by the Company against such claims and demands as-incurred by such Covered Person upon the delivery by such Covered Person to the Company of a written undertaking (reasonably acceptable to the Board) to repay such amounts if it is ultimately determined that such Covered Person was not entitled to indemnification hereunder. The Company may, to the extent authorized from time to time by the Board, grant rights to indemnification and advancement of expenses to any employee or agent of the Company to the fullest extent of the provisions of this Section 5.1 with respect to the indemnification and advancement of expenses of a Covered Person.

5.10   Dissociation. No Holder shall have the ability to dissociate or withdraw as a Holder pursuant to Section 17706.01(a) or Section 17706.02(a) of the Act, or otherwise, before the dissolution and winding up of the Company and any such dissociation or withdrawal or attempted dissociation or withdrawal by a Holder before the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Holder ceases to hold any Units, such Person shall no longer be a Holder.

ARTICLE VI

TRANSFER

6.1   No Holder shall Transfer all or any portion of such Holder's Units without the prior written consent of the Board, which consent may be given or withheld in its sole discretion. Other than as collateral security for loans provided by the Company or any of its Affiliates, no Holder shall pledge or otherwise encumber all or any portion of such Holder's Units without the prior written consent of the Board, which consent may be given or withheld in its sole and absolute discretion.

6.2   Notwithstanding any provision of this Agreement to the contrary, there shall be no Transfer of any Units if such Transfer would: (a) result in the Company being deemed to have a larger number of beneficial owners of its securities for purposes of Section 3(c)(1) of the Investment Company Act than the Company had immediately prior to such Transfer, (b) give rise to a requirement that the securities of the Company be registered under Section 5 of the Securities Act or under the securities laws of any state or foreign country, (c) give rise to a requirement that the Company register as an investment company or elect to be a "business development company" under the Investment Company Act, (d) otherwise subject the Company or the Board to additional regulatory requirements under applicable law, compliance with which would subject the Company or the Board to material expense or burden, (e) constitute a transaction effected through an "established securities market" within the meaning of Treasury Regulation Section 1.7704-1(b) or otherwise cause the Company to be a "publicly traded partnership" within the meaning of Section 7704 of the Code, (f) effect a termination of the Company pursuant to Section 708 of the Code or (g) violate any applicable law, regulation or other governmental rule, or result in a violation thereof by the Company or the Board.

6.3   In connection with each proposed Transfer, as a condition precedent to such Transfer, the proposed transferee shall provide to the Board (a) a joinder agreement, in form and substance acceptable to the Board, thereby agreeing to all of the terms and conditions of this Agreement and the applicable Subscription Agreement(s) pertaining to the Units that are the subject of such proposed Transfer and (b) either (i) an opinion of counsel, in form and substance acceptable to the Board in its sole discretion, with respect to the matters described in Section 6.2 or (ii) sufficient information to allow counsel for the Company to make a determination that the proposed Transfer will not result in any of the consequences described in Section 6.2.

6.4   Notwithstanding any other provision of this Agreement and to the fullest extent permitted by law, any Transfer by the Holders in contravention of any of the provisions of this ARTICLE VIARTICLE V shall be void and ineffective, and shall not bind, or be recognized by, the Company.

6.5   If and to the extent any Transfer of any Units is permitted hereunder, this Agreement (including the exhibits and schedules hereto, in each case, if applicable) shall be amended by the Board to reflect the Transfer of the Units to the Transferee, to admit the Transferee as a Member and to reflect the withdrawal of the transferring Holder (or the reduction of such transferring Holder's Units). The Transfer of any Units permitted pursuant to this ARTICLE V shall be deemed effective immediately prior to the Transfer of such Units to such Holder or, if later, on the first date that the Board receives evidence of such Transfer, including the terms thereof. The admission of any substitute Member pursuant to any Transfer permitted under this ARTICLE V shall be deemed to occur immediately prior to the effectiveness of such Transfer. If the transferring Holder has transferred all or any of its Units pursuant to this ARTICLE V, then, immediately following the effectiveness of such Transfer, the transferring Holder shall cease to be a Holder with respect to such Units.

6.6   A Transfer by a Holder, shall not itself dissolve the Company or entitle the Assignee to become a Member or exercise any rights of a Member. An Assignee that is not admitted as a Member pursuant to this ARTICLE V shall be entitled only to the Economic Interest with respect to the Units held by such Assignee and shall have no other rights with respect to such Units, including, without limitation, to any information or accounting of the affairs of the Company, to inspect the books or records of the Company or to any other information to which a Member would be entitled under the Act (subject to the terms of this Agreement). If an Assignee becomes a Member in accordance with this ARTICLE V, the voting and other rights associated with the Units held by the Assignee shall be restored and be held by the Assignee as a Member, along with all other rights attendant to the Units so Transferred.

6.7   Purchase on Termination of Marital Relationship.

(a)   If the Marital Relationship of a Holder is terminated by death of the Holder's Spouse or by Divorce, and such Holder does not succeed to all of the Spouse's interest in the Units held by such Holder at such time (the "Spouse's Interest," regardless of whether the interest is characterized as community, quasi-community, or separate property, or as property held as joint tenants), then the Spouse or Spouse's estate shall offer to sell to the Holder, and the Holder may purchase, the Spouse's Interest in such Units for Fair Market Value.

(b)   Any Units held by a Holder as a trustee of a trust as a result of the death of the Spouse or the Holder's Divorce from the Spouse shall be treated as owned by the Holder for purposes of this Agreement.

6.8   Approved Sale; Drag Along Obligations; Public Offering.

(a)   If the Board approves a Change of Control (an "Approved Sale"), each Member shall vote for, consent to and raise no objections against such Approved Sale regardless of the consideration being paid in such Approved Sale, so long as such Approved Sale complies with this Section 6.8. If the Approved Sale is structured as a (i) merger or consolidation, each Holder shall waive any dissenters' rights, appraisal rights or similar rights in connection with such merger or consolidation or (ii) sale of Units or other Equity Securities, each Holder shall agree to sell all of such Holder's Units and other Equity Securities and rights to acquire Units and other Equity Securities on the terms and conditions approved by the Board. The Company and each Holder shall take all necessary or desirable actions in connection with the consummation of the Approved Sale as requested by the Board, including delivery of any certificates issued representing such Holder's Units, if any, and executing all agreements, documents and instruments in connection therewith in the form presented by the Board.

(b)   The obligations of the Holders with respect to the Approved Sale are subject to the satisfaction of the following conditions, the (i) consideration payable upon consummation of such Approved Sale to all Holders shall be allocated among the Holders as if distributed by the Company pursuant to Section 3.1 (with any non-cash consideration valued in good faith by the Board) and (ii) consideration payable to any Holder shall be reduced by the aggregate principal amount plus all accrued and unpaid interest on any indebtedness of any such Holder owed to the Company. If any Holders are given an option as to the form and amount of consideration to be received, each other Holder shall be given the same option (in proportion to the respective amounts of each class of security that such Holder owns or has the right to acquire, but with identical economic rights or preferences subject to any ownership interest or voting interests thresholds for such rights or preferences); provided, that the fact that any Holder may receive either (A) additional consideration for entering into restrictive covenants or employment agreements or similar arrangements in favor of a purchaser or any of its Affiliates or (B) the right to make a debt or equity investment in a purchaser or any of its Affiliates (whether directly or through contribution of a security) shall not constitute a failure to satisfy any of the conditions set forth in this Section 6.8(b).

(c)   Notwithstanding anything to the contrary, in connection with an Approved Sale, (i) no Holder will be required to make affirmative representations or warranties except as to such Holder's due organization, if applicable, due power and authority, non-contravention, absence of litigation and ownership of Equity Securities, free and clear of all Liens, and (ii) the Holders may be severally obligated to join on a pro rata basis (based on the amount by which each holder's share of the aggregate proceeds paid with respect to its Equity Securities would have been reduced had the aggregate proceeds available for distribution to such Holder been reduced by the amount of such indemnity) in any indemnification obligation agreed to by the Board in connection with such Approved Sale, except that each Holder may be fully liable for obligations that relate specifically to such Holder, such as indemnification with respect to representations and warranties given by such Holder regarding such Holder's title to and ownership of Equity Securities; provided, that no holder shall be obligated in connection with such Approved Sale to agree to indemnify or hold harmless the Transferees with respect to an amount in excess of the consideration to which such holder is entitled in such Approved Sale or to make indemnity payments in excess of the proceeds paid to such holder in connection with such Approved Sale; provided, further, that any escrow of proceeds of any such transaction shall be withheld on a pro rata basis among all Holders (based on the amount by which each such holder's share of the aggregate proceeds otherwise payable with respect to its Equity Securities would have been reduced had the aggregate proceeds available for distribution to such Holder been reduced by the amount placed in escrow). Each Holder shall enter into any indemnification or contribution agreement requested by the Board to ensure compliance with this Section 6.8(c) and the provisions of this Section 6.8(c) shall be deemed complied with if the requirement for several liability is addressed through such agreement, even if the purchase and sale agreement, merger agreement or other definitive documentation related to the Approved Sale provides for joint and several liability.

(d)   If the Company or the Board enter into any negotiation or transaction for which Rule 506 (or any similar rule then in effect) promulgated by the Securities and Exchange Commission may be available with respect to such negotiation or transaction (including a merger, consolidation or other reorganization), the Holder shall, at the request of the Board, appoint a "purchaser representative" (as such term is defined in Rule 501 promulgated under the Securities Act) designated by the Company and reasonably acceptable to the Board.

(e)   Except as otherwise provided in <u>Section 6.8(e)</u>, each Holder Transferring Equity Securities pursuant to this <u>Section 6.8</u> shall pay its pro rata share (based on the amount by which each Holder's share of the aggregate proceeds paid with respect to its Equity Securities would have been reduced had the aggregate proceeds available for distribution to such Holder been reduced by the amount of such expenses) of the expenses incurred by the Holders in connection with such Transfer (including by reducing the portion of the consideration to which such Holder would be entitled in such Approved Sale). Expenses incurred by any Holder on its own behalf will not be considered costs of the Approved Sale; it being understood that the fees and disbursements of legal counsel and financial advisors chosen by the Board will be deemed for the benefit of all Holders participating in such Approved Sale.

(f)   In addition, if the Board approves an Initial Public Offering, each Holder shall, and shall cause its representatives to, vote for, consent to (to the extent it has any voting or consenting rights) and raise no objections against any such transaction and the Company and each Holder shall take all reasonable actions in connection with the consummation of any such transaction as requested by the Board.

(g)   In no manner shall this <u>Section 6.8</u> be construed to grant to any Holder any dissenters' rights or appraisal rights or give any Holder any right to vote in any transaction structured as a merger or consolidation (it being understood that the Holders have expressly waived rights under the Act and any other dissenters rights, appraisal rights or similar rights (if any)).

ARTICLE VII
DURATION

7.1   <u>Duration</u>. The Company shall be dissolved and its affairs wound up and terminated upon the first to occur of the following:

(a)   The determination of the Board to dissolve the Company;

(b)   The termination of the legal existence of the last remaining Member of the Company or the withdrawal with respect to the last remaining Member of the Company; or

(c)   The entry of a decree of judicial dissolution under Section 17.707.03 of the Act.

Except as otherwise set forth in this <u>ARTICLE VII</u>, the Members intend for the Company to have perpetual existence.

7.2   <u>Continuation of the Company</u>. Except as set forth in <u>Section 7.1</u>, the death, retirement, resignation, expulsion, withdrawal, bankruptcy or dissolution of any Member shall not cause a dissolution of the Company and thereafter the Company shall continue its existence.

7.3   <u>Winding Up</u>. Upon dissolution of the Company, the Company shall be liquidated in an orderly manner. The Board shall be the liquidating trustee pursuant to this Agreement and shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne by the Company. The steps to be accomplished by the liquidating trustee are as follows:

(a)   *First*, the liquidating trustee shall satisfy all of the Company's debts and liabilities to creditors other than Holders (whether by payment or the reasonable provision for payment thereof);

(b)   *Second*, the liquidating trustee shall satisfy all of the Company's debts and liabilities to Holders (whether by payment or the reasonable provision for payment thereof); and

(c)   *Finally*, all remaining assets shall be distributed to the Holders in accordance with Section 3.1.

7.4   Termination. The Company shall terminate when all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the Holders in the manner provided for in this ARTICLE VII, and the Articles of Organization shall have been cancelled in the manner required by the Act.

7.5   No Liability. Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations, if any Holder has a negative Capital Account balance (after giving effect to all contributions, distributions, allocations and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), that Holder shall not have any obligation to make any contribution to the capital of the Company, and the negative balance of that Holder's Capital Account shall not be considered a debt owed by that Holder to the Company or to any other Person for any purpose whatsoever.

ARTICLE VIII

CERTIFICATION OF LIMITED LIABILITY COMPANY INTERESTS

8.1   Limited Liability Company Interests. All Units issued hereunder shall be uncertificated and shall be evidenced by appropriate notation on Schedule I hereto.

ARTICLE IX

FISCAL YEAR; TAX REPORTS; TAX TREATMENT

9.1   Fiscal Year. The fiscal year of the Company shall end on December 31 of each year or such other date as may be required by the Code or determined by the Board.

9.2   Tax Reports. The Board shall cause to be prepared at least annually, at Company expense, information necessary for the preparation of each Holder's U.S. federal and state income tax returns. The Board shall send or cause to be sent to each Holder within ninety (90) calendar days after the end of each taxable year, or as soon as reasonably practical thereafter, such information as is necessary to complete such Holder's U.S. federal and state income tax or information returns.

9.3   Tax Treatment. It is the intent of the Members that the Company shall always be operated in a manner consistent with its treatment as a "partnership" for federal, and, as applicable, state and local income tax purposes. Without the prior written consent of the Board, no Holder shall take any action or position inconsistent with that express intent.

ARTICLE X

MISCELLANEOUS

10.1   Amendments. This Agreement may be amended or modified and any provision hereof may be waived only by the Board; provided, however that other than pursuant to Section 2.7(b) and Section 2.8, any amendment or modification otherwise reducing disproportionately a Holder's interest in the profits, losses or distributions pursuant to this Agreement or increasing such Holder's Capital Contributions shall be effective only with such Holder's consent. Notwithstanding anything herein to the contrary, the Board is authorized to amend this Agreement in connection with the creation and issuance of additional Classes or series of Units, and any such amendment to this Agreement solely for such purpose shall not be deemed (a) to be an amendment or modification reducing disproportionately a Holder's interest in the profits, losses or distributions pursuant to this Agreement or (b) as increasing such Holder's Capital Contributions, in each case, thereby requiring such Holder's consent.

10.2 <u>Successors</u>. Except as otherwise provided herein, this Agreement will inure to the benefit of and be binding upon the Holders and their respective legal representatives, heirs, successors and permitted assigns.

10.3 <u>Tax Matters</u>.

(a) Zack Johnson is hereby designated as the initial "tax matters partner" for the Company pursuant to Section 6231(a)(7) of the Code, and, with respect to the Company's taxable years beginning on or after January 1, 2018, the "partnership representative" of the Company within the meaning of Section 6223(a) of the Code. If any state or local tax law provides for a tax matters partner/partnership representative or person having similar rights, powers, authority or obligations, the person designated as the "tax matters partner" pursuant to Section 6231(a)(7) of the Code shall also serve in such capacity (in any such U.S. federal, state or local capacity, the "<u>Tax Representative</u>"). The Board may name a replacement Tax Representative at any time. In such capacity, the Tax Representative shall have all of the rights, authority and power, and shall be subject to all of the obligations, of a tax matters partner/partnership representative to the extent provided in the Code and the Treasury Regulations, and the Holders hereby agree to be bound by any actions taken by the Tax Representative in such capacity. The Tax Representative shall represent the Company in all tax matters to the extent allowed by law. Without limiting the foregoing, the Tax Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. Any decisions made by the Tax Representative, including, without limitation, whether or not to settle or contest any tax matter, and the choice of forum for any such contest, and whether or not to extend the period of limitations for the assessment or collection of any tax, shall be made in the Tax Representative's sole discretion. Without limiting the generality of the foregoing, the Tax Representative (i) shall have the sole and absolute authority to make any elections on behalf of the Company permitted to be made pursuant to the Code or the Treasury Regulations promulgated thereunder and, (ii) without limiting the foregoing, may, in its sole discretion, make an election on behalf of the Company under Sections 6221(b) or 6226 of the Code as in effect for the first fiscal year beginning on or after January 1, 2018 and thereafter, and (iii) may take all actions the Tax Representative deems necessary or appropriate in connection with the foregoing. The Tax Representative will have the authority and responsibility to arrange for the preparation, and timely filing, of the Company's tax returns. All references to Code Sections in this <u>Section 9.3</u> (including, for the avoidance of doubt, clauses (b) through (e) below) refer to those Code Sections as amended by the Bipartisan Budget Act of 2015 (P.L. 114-74). The Tax Representative shall be indemnified and reimbursed for all Losses incurred in connection with its serving in that capacity.

(b) Each Holder agrees to provide promptly and to update as necessary at any times requested by the Tax Representative, all information, documents, self-certifications, tax identification numbers, tax forms, and verifications thereof, that the Tax Representative deems necessary in connection with (i) any information required for the Company to determine the application of Sections 6221-6235 of the Code to the Company, (ii) an election by the Company under Section 6221(b) or 6226 of the Code and (iii) an audit or a final adjustment of the Company by a taxing authority. Each Holder covenants and agrees to take any action reasonably requested by the Company in connection with an election by the Company under Section 6221(b) or 6226 of the Code, or an audit or a final adjustment of the Company by a taxing authority (including, without limitation, promptly filing amended tax returns and promptly paying any related taxes, including penalties and interest).

(c)   The Holders acknowledge that the Company intends to elect the application of Section 6226 of the Code for its first taxable year beginning on or after January 1, 2018 and for each fiscal year thereafter. This acknowledgement applies to each Holder whether or not the Holder owns an interest in the Company in both the reviewed year and the year of the tax adjustment. In the event that the Company elects the application of Section 6226 of the Code, the Holders agree and covenant to take into account and report to the United States Internal Revenue Service (or any other applicable taxing authority) any adjustment to their tax items for the reviewed year of which they are notified by the Company in a written statement, in the manner provided in Section 6226(b) of the Code, whether or not the Holder owns any interest in the Company at such time. Any Holder that fails to report its share of such adjustments on its tax return, agrees to indemnify and hold harmless the Company, the Board, the Tax Representative, and each of their Affiliates from and against any and all Losses related to taxes (including penalties and interest) imposed on the Company as a result of the Holder's inaction. In addition, each Holder agrees and covenants to indemnify and hold the Company, the Board, the Tax Representative, and each of their Affiliates harmless from and against any and all Losses related to taxes (including penalties and interest) imposed on the Company (i) pursuant to Section 6221 of the Code, which Losses relate to adjustments that would have been made to the tax items allocated to such Holder had such adjustments been made for a tax year beginning prior to January 1, 2018 (and assuming that the Company had not made an election to have Section 6221 of the Code apply for such earlier tax years) and (ii) resulting from or attributable to such Holder's failure to comply with Section 10.3(b) or this Section 10.3(c). Each Holder acknowledges and agrees that no Holder shall have any claim against the Company, the Board, the Tax Representative, or any of their respective Affiliates for any tax, penalties or interest resulting from the Company's election under Section 6226 of the Code.

(d)   Code Section 83 of Safe Harbor Election; Code Section 83(b) Election.

(i)   By executing this Agreement, each Holder authorizes and directs the Company to elect to have the Notice apply to any interest in the Company (including Class C Units) Transferred to a service provider by the Company on or after the effective date of such Revenue Procedure (or any substantially similar Revenue Procedure or other guidance issued by the Internal Revenue Service) in connection with services provided to the Company. For purposes of making such Safe Harbor election, the tax matters partner is hereby designated as the "partner who has responsibility for federal income tax reporting" by the Company and, accordingly, execution of such Safe Harbor election by the tax matters partner constitutes execution of a "Safe Harbor Election" in accordance with Section 3.03(1) of the Notice. The Company and each Holder hereby agree to comply with all requirements of the Safe Harbor described in the Notice (and any substantially similar Revenue Procedure or other guidance issued by the Internal Revenue Service), including, without limitation, the requirement that each Holder shall prepare and file all federal income tax returns reporting the income tax effects of each interest in the Company issued by the Company covered by the Safe Harbor in a manner consistent with the requirements of the Notice (or any substantially similar Revenue Procedure or other guidance issued by the Internal Revenue Service).

(ii)   Any Holder or former Holder that fails to comply with the requirements set forth in Section 10.3(d)(i) or Section 10.3(d)(ii) shall indemnify and hold harmless the Company and each adversely affected Holder or former Holder from and against any and all Losses, in each case, resulting from such Holder's or former Holder's failure to comply with such requirements. The Company and any Holder may pursue any and all rights and remedies it may have to enforce the obligations of the Company and the Holders (as applicable) under Section 10.3(d)(i), including seeking specific performance and/or immediate injunctive or other equitable relief from any court of competent jurisdiction (without the necessity of showing actual money damages, or posting any bond or other security) in order to enforce or prevent any violation of the provisions of Section 10.3(d)(i). Without limiting the foregoing, the Company may offset distributions to which a Person is otherwise entitled under this Agreement against such Person's obligation to indemnify the Company and any other Person under this Section 10.3(d)(ii) (and any amount so offset with respect to such other Person's obligation to indemnify a Person other than the Company shall be paid over to such other Person by the Company). A Holder's obligations to comply with the requirements of this Section 10.3 and to indemnify the Company and any Holder or former Holder shall survive such Holder's ceasing to be a Holder of the Company and/or the termination, dissolution, liquidation and winding up of the Company, and, for purposes of this Section 10.3, the Company shall be treated as continuing in existence.

(iii) Each Member authorizes the tax matters partner to amend Section 10.3(d)(i) or Section 10.3(d)(ii) to the extent necessary to achieve substantially the same tax treatment with respect to any interest in the Company transferred to a service provider by the Company in connection with services provided to the Company as set forth in Section 4 of the Notice (e.g., to reflect changes from the rules set forth in the Notice in subsequent Internal Revenue Service guidance); provided, that such amendment is not materially adverse to such Member (as compared with the after tax consequences that would result if the provisions of the Notice applied to all interests in the Company transferred to a service provider by the Company in connection with services provided to the Company).

(iv) Except as otherwise determined by the Board, any Holder who receives Class C Units subject to vesting for services shall make a timely and effective election under Code Section 83(b) with respect to such Units. EACH MEMBER WHO MAY FILE AN ELECTION UNDER SECTION 83(b) OF THE CODE WITH RESPECT TO ANY CLASS C UNITS ACKNOWLEDGES THAT IT IS SUCH MEMBER'S SOLE RESPONSIBILITY AND NOT THE COMPANY'S TO FILE TIMELY SUCH ELECTION UNDER SECTION 83(b) OF THE CODE, EVEN IF SUCH MEMBER REQUESTS THE COMPANY OR ITS REPRESENTATIVES TO MAKE THIS FILING ON SUCH MEMBER'S BEHALF. The Company and the Holders will (A) treat such Units as outstanding for tax purposes, (B) treat such Holder as a partner of the Company for tax purposes with respect to such Units and (C) file all tax returns and reports consistently with the foregoing (except for non-U.S. federal returns or reports for which a different tax treatment is required by applicable law). Upon the issuance of Class C Units to a Holder, and at the time that any portion of such Holder's Class C Units vests pursuant to the terms of this Agreement or an applicable Unit Grant Agreement, or otherwise, and so long as the Holder has made an election under Section 83(b) of the Code as required hereunder, neither the Company nor any of its Holders will deduct any amount (as wages, compensation or otherwise) for the Fair Market Value of such Units or any portion thereof for federal income tax purposes. Consistent with the foregoing, the Class C Units are intended to be treated as "profits interests" under Revenue Procedure 93-27, I.R.B. 1993-24 (June 9, 1993) and Revenue Procedure 2001-43, I.R.B. 2001-34 (August 2, 2001), and the provisions of this Agreement shall be interpreted and applied consistently therewith. The Class C Units shall have no Capital Account as of the date that any such Class C Units are issued. Neither the Company nor any Holder shall perform any act or take any position inconsistent with the treatment of the Class C Units as "profits interests" for income tax purposes.

(e) The provisions contained in this Section 10.3 shall survive the termination of the Company, the termination of this Agreement and, with respect to any Holder, the transfer or assignment of any portion of such Holder's interest in the Company.

10.4 Anti-Money Laundering Compliance.

(a) Each Holder acknowledges that the Company will seek to comply with all applicable AML Laws. In furtherance thereof, each Holder hereby agrees to use its reasonable best efforts, which shall include appropriate diligence and investigation, to ensure that no (i) Capital Contribution by such Holder shall be derived from, or related to, any activity that is criminal under United States or would otherwise cause the Company, the Board, or any member or equityholder thereof to be in violation of any AML Law and (ii) contribution or payment to the Company by such Holder shall (to the extent that such matters are within the control of such Holder) cause the Company or the Board to be in violation of any AML Law. Each Holder shall promptly notify the Board if any of the foregoing shall cease to be true and accurate with respect to such Holder.

(b)   Each Holder hereby agrees to (i) promptly notify the Board if, to the knowledge of such Holder, there has been any violation of Section 10.4(a) or this Section 10.4(b) and (ii) provide to the Board any additional information regarding such Holder deemed necessary or convenient by the Board to ensure compliance with all applicable AML Laws. Each Holder understands and agrees that the Company or the Board may release confidential information about such Holder and, if applicable, any underlying beneficial owners, to proper authorities if the Board, in its sole discretion, determines that it is in the best interests of the Company or its Affiliates in light of applicable AML Laws.

(c)   Each Holder understands and agrees that, if at any time it is discovered that any of the foregoing representations set forth in Section 9.6(a) are incorrect, or if otherwise required by applicable AML Laws, the Board may undertake appropriate actions to ensure compliance with such applicable laws, including, but not limited to, segregation and/or redemption of such Holder's investment in the Company, cessation of further distributions or allocations to such Holder, refusal of future capital contributions by such Holder, and other similar acts. In the event that the Board takes any of the foregoing acts, each Holder agrees that the Board, in its sole and absolute discretion, may manage the remaining portion of such Holder's investment in the Company separate and apart from the Company's assets, including, without limitation, selling or otherwise disposing of such assets and reinvesting the proceeds therefrom. The rights and obligations of the Board under this Section 10.4(c) shall expressly supersede any duties that the Board may have to such Holder under the Act or otherwise.

(d)   In addition to any remedies at law or in equity, each Holder agrees to severally indemnify and hold harmless the Company, the Board and its and their Affiliates and each other Holder from and against any and all Losses which may result, directly or indirectly, from any acts taken by the Board in accordance with this Section 10.4.

10.5   Governing Law; Severability. The Agreement will be construed in accordance with the laws of the State of California (without regard to conflict of laws principles), and, to the maximum extent possible, in such manner as to comply with the terms and conditions of the Act. If it is determined by a court of competent jurisdiction that any provision of this Agreement is invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

10.6   Title to Assets of the Company. Other than as set forth in this Agreement, assets of the Company shall be deemed to be owned by the Company as an entity, and no Holder, individually or collectively, shall have any ownership interest in such assets of the Company or any portion thereof. Legal title to any or all of the assets of the Company shall be held in the name of the Company, and all assets of the Company shall be recorded as the property of the Company on its books and records.

10.7   Consent to Jurisdiction. Each party hereto hereby irrevocably and unconditionally (a) agrees that any suit, action or proceeding, at law or equity, arising out of or relating to this Agreement shall only be brought exclusively in the state courts of the State of California located in the City of Los Angeles in the County of Los Angeles, or if under applicable law exclusive jurisdiction of such suit, action or proceeding is vested in the federal courts, then the United States District Court for the Central District of California located in the City of Los Angeles in the County of Los Angeles, (b) expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and (c) waives and agrees not to raise (by way of motion, as a defense or otherwise) any and all jurisdictional, venue and convenience objections or defenses that such party may have in such suit, action or proceeding. Each party hereto hereby irrevocably and unconditionally consents to the service of process of any of the aforementioned courts. Nothing herein contained shall be deemed to affect the right of any party hereto to serve process in any manner permitted by law or commence legal proceedings or otherwise proceed against any other party hereto in any other jurisdiction to enforce judgments obtained in any suit, action or proceeding brought pursuant to this Section 10.7.

10.8   WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, TO THE EXTENT PERMISSIBLE UNDER LAW. EACH OF THE PARTIES HERETO AGREES THAT ANY OTHER PARTY HERETO MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES HERETO IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY ACTION OR PROCEEDING WHATSOEVER BETWEEN OR AMONG ANY OF THEM RELATING TO THIS AGREEMENT SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

10.9   Specific Performance. Each of the parties hereto acknowledges and agrees that the other parties hereto would be damaged irreparably in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the parties hereto agrees that the other parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of the provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties hereto and the matter (subject to the provisions set forth in Section 10.7), in addition to any other remedy to which they may be entitled, at law or in equity.

10.10   Notices. All notices, demands and other communications to be given and delivered under or by reason of provisions under this Agreement shall be in writing and shall be deemed to have been given when personally delivered, mailed by first class mail (postage prepaid and return receipt requested), sent by electronic mail or sent by reputable overnight courier service (charges prepaid) to the physical addresses or email addresses, as applicable, set forth in Schedule I hereto or to such other physical addresses or email addresses, as applicable as have been supplied in writing to the Company.

10.11   Acknowledgements. Upon execution and delivery of a counterpart to this Agreement or a joinder to this Agreement, each Holder as of the date hereof and each additional Holder shall be deemed to acknowledge to the Board as follows: (a) the Company has retained Massumi + Consoli LLP ("MCLLP") as legal counsel in connection with the transactions contemplated hereby, and the Company expects to retain MCLLP as legal counsel in connection with the management and operation of the investment in the Company and its Affiliates, (b) MCLLP is not counsel to any Holder and is not representing and will not represent any Holder in connection with the transactions contemplated hereby or any dispute which may arise between the Company, on the one hand, and any Holder, on the other hand, (c) such Holder will, if it desires legal advice with respect to any of the transactions contemplated hereby, retain its own independent counsel, (d) MCLLP may represent the Company in connection with any and all matters contemplated hereby (including any dispute between the Company, on the one hand, and any other Holder, on the other hand) and such Holder waives any conflict of interest in connection with such representation by MCLLP, (e) such Holder has actual notice of all of the provisions of (i) this Agreement (including the restrictions on Transfer set forth in ARTICLE V) and (ii) the Articles of Organization, (f) the tax consequences to such Holder of acquiring Units will depend on such Holder's particular circumstances, and none of the Company, any Manager, the Tax Representative, the Holders, nor the partners, equityholders, members, managers, agents, officers, directors, employees, Affiliates or agents of any of them will be responsible or liable for the tax consequences to such Holder of an investment in the Company, (g) such Holder will look solely to, and rely upon, its own advisers with respect to the tax consequences of any investment in the Company, (h) there can be no assurance that the Code or the Treasury Regulations will not be amended or interpreted in the future in such a manner so as to deprive the Company and the Holders of some or all of the tax benefits they might now receive, nor that some of the deductions claimed by the Company or the allocations of items of income, gain, loss, deduction, or credit among the Holders may not be challenged by the Internal Revenue Service and (i) such Holder is aware of the income tax consequences of the allocations made by this Agreement and hereby agrees to be bound by the provisions of this Agreement in reporting its share of Company income and losses for U.S. federal and applicable state and local income tax purposes.

10.12   Complete Agreement; Headings; Interpretation; Counterparts. This Agreement terminates and supersedes all other written or oral agreements concerning the subject matter hereof previously entered into among any of the parties hereto. Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision of this Agreement. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in either the masculine, feminine or the neuter gender shall include the masculine, the feminine and the neuter. This Agreement may be executed in any number of counterparts any one of which need not contain the signatures of more than one party, but all such counterparts together will constitute one Agreement. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

10.13   Appraisal. No Holder shall have or be entitled to any appraisal rights or similar minority interest holder rights in connection with any change in control, reorganization, change in form or any similar transaction involving the Company or the Units.

10.14   Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

10.15   No Third-Party Beneficiaries. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company or by any creditor of any Holder. Nothing in this Agreement shall be deemed to create any right in any Person (other than a Covered Person) not party hereto.

10.16   Partition. Each Holder waives, until dissolution of the Company, any and all rights that it may have to maintain an action for partition of the Company's property.

10.17   Further Assurances. The parties hereto agree to execute and deliver all documents, provide all information and take or refrain from taking such actions as may be necessary or appropriate to achieve the purposes of this Agreement.

10.18   Offset. Whenever the Company is to pay any sum to any Holder or any of its Affiliates or related person thereof, any amounts that such Holder or any of its Affiliates or related person thereof owes to the Company may be deducted from that sum before payment.

10.19   Survival. Section 3.9 (Amounts Withheld), Section 4.7 (Contract Supersedes Duties Prescribed at Law or In Equity, etc.), Section 5.6 (Confidentiality), Section 5.9 (Indemnification) and <u>Section 10.3</u> (Tax Matters) shall survive and continue in full force in accordance with such Section's terms notwithstanding any Transfer of Units, termination of this Agreement or the dissolution of the Company.

(Remainder of Page Intentionally Left Blank; Signature Page Follows)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first above written.

COMPANY:

DocuSigned by:
By: Zack Johnson
E3BBFC7168084E0...
Name: Zachary Johnson
Its: Chief Executive Officer

(Signature Page to Limited Liability Company Agreement – ACK Right Endeavors LLC)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first above written.

MANAGER:

DocuSigned by:

Zack Johnson

E3BBFC7100004E0...

Zachary Johnson

(Signature Page to Limited Liability Company Agreement – ACK Right Endeavors LLC)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first above written.

MANAGER:

DocuSigned by:

234A0E6628414AE

John C. McDaniel

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first above written.

MANAGER:

DocuSigned by:

E89C5EBF685C4B3...

Jackey Kwok Wah Lee

IN WITNESS WHEREOF, the undersigned has executed this written consent as of the date first written above.

MANAGER:

Thom Rafferty
_____
Thomas Rafferty

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first above written.

MEMBER:

DocuSigned by:

Zack Johnson

E3BBFC7108004E0...

Zachary Johnson

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first above written.

MEMBER:

DocuSigned by:

234A0E6628414AE

John C. McDaniel

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first above written.

MEMBER:

_____
Jackey Kwok Wah Lee

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first above written.

MEMBER:

DocuSigned by:

Thom Rafferty

CC91DACBA635452

Thomas Rafferty

(Signature Page to Limited Liability Company Agreement – ACK Right Endeavors LLC)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first above written.

MEMBER:

DocuSigned by:

Colburn Rhodes

880237750B2049F...

Colburn Rhodes

(Signature Page to Limited Liability Company Agreement – ACK Right Endeavors LLC)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first above written.

MEMBER:

VELOCITY CAPITAL LLC

By: DocuSigned by: [signature] B0A2A97340D043A
Name: Brookes Townsend
Its: Manager

(Signature Page to Limited Liability Company Agreement – ACK Right Endeavors LLC)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first above written.

MEMBER:

DocuSigned by:

Thom Rafferty

CC91DACBA635452

Thomas Rafferty

(Signature Page to Limited Liability Company Agreement – ACK Right Endeavors LLC)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first above written.

MEMBER:

DocuSigned by:

Anne Marie Rafferty-DiPierro

6AEA37043D5F472...

Anne Marie Rafferty-DiPierro

(Signature Page to Limited Liability Company Agreement – ACK Right Endeavors LLC)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first above written.

MEMBER:

COVENTRY GARDEN LLC

DocuSigned by:

By: Josh Leet
C52CEE1A7C36463...

Name: Josh Leet
Its: Manager

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first above written.

MEMBER:

DocuSigned by:
Kevin Donahue
E97919F0A01A482...
____
Kevin Donahue

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first above written.

MEMBER:

DocuSigned by:

Brian Weinstein

881F7DFBAF004E3...

Brian Weinstein

(Signature Page to Limited Liability Company Agreement – ACK Right Endeavors LLC)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first above written.

MEMBER:

Peter Boyle

(Signature Page to Limited Liability Company Agreement – ACK Right Endeavors LLC)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first above written.

MEMBER:

DocuSigned by:

ian cathcart

9685208905E54A8...

Ian Cathcart

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed as of the date first above written.

MEMBER:

DocuSigned by:

lauren kulak

D81B1B0D68F24DD...

Lauren Kulak

(Signature Page to Limited Liability Company Agreement – ACK Right Endeavors LLC)

SPOUSAL CONSENT

The undersigned is the spouse of _____ and acknowledges that the undersigned has read the Agreement and understands its provisions. The undersigned is aware that, by the provisions of the Agreement, the undersigned and the Member have agreed to sell or transfer all of their Units, including any community property interest or quasi-community property interest, in accordance with the terms and provisions of the Agreement. The undersigned, as of the date first written above, hereby expressly approves of and agrees to be bound by the provisions of the Agreement in its entirety, including, but not limited to, those provisions relating to the sales and transfers of Units and the restrictions thereon.

SPOUSE OF MEMBER:

_____
Name: _____

SCHEDULE I

as of August 8, 2019

Holder	Class A Units	Class B Units	Class C Units	Capital Contributions	Participation Threshold	Percentage Interest
Zack Johnson 24 ½ Northstar Street Marina Del Rey, CA 90292 Email: zack@greenboxrbotics.com	7,000.000	--	--	$30,000.00	--	62.38%
John C. McDaniel 23 Metcalf St. Worcester, MA 01609 Email: jmcdaniel@isungroup.com	1,000.000	--	--	$200,000.00	--	8.91%
Jackey Kwok Wah Lee 3398 Matthews Drive Niagara Falls, Ontario, Canada L2H 2Z3 Email: jackeylee@suniongroup.com	1,000.000	--	--	$200,000.00	--	8.91%
Colburn Rhodes 39 Catamaran Street #A Marina Del Rey, CA 90292 Email: cwrhodes101@gmail.com	300.000	--	--	--	--	2.67%
Velocity Capital LLC 111 East Wisconsin Ave. Suite 1800 Milwaukee, WI 53202 Email: brookestownsend@gmail.com	--	191.082	--	$75,000.00	--	1.70%
Thom Rafferty 9 Whitman Road Worcester, MA 01609 Email: trafferty@millbrooklumber.com	--	509.554	--	$400,000.00	--	4.54%
Anne Marie Rafferty-DiPierro 6 Candlewood Way Shrewsbury, MA 01545 Email: amrafferty@securityfirstmf.com	--	127.389	--	$100,000.00	--	1.14%

(Schedule I to Limited Liability Company Agreement – ACK Right Endeavors LLC)

Holder	Class A Units	Class B Units	Class C Units	Capital Contributions	Participation Threshold	Percentage Interest
Coventry Garden LLC 41 Brighton Road Worcester, MA 01606 Email: joshleet@gmail.com	--	162.420	--	$150,000.00	--	1.45%
Kevin Donahue P.O. Box 213 40 Birch Cove West Brookfield, MA 01585 Email: kevin.donahue@vibram.com	--	201.492	--	$275,000.00	--	1.80%
Brian Weinstein 16 Deer Lane Ivoryton, CT 06442 Email: BWeinstein@chapcoinc.com	--	--	500.000	--	$0.00	4.46%
Peter Boyle 35 Back River Rd. Bedford, NH 03110 Email: peter@ideapoc.com	--	--	200.000	--	$0.00	1.78%
Peter Boyle 35 Back River Rd. Bedford, NH 03110 Email: peter@ideapoc.com	--	--	10.000	--	$10,000,000.00	0.09%
Ian Cathcart 4161 McConnell Blvd Los Angeles, CA 90066	--	--	10.000	--	$10,000,000.00	0.09%
Lauren Kulak 7 W 21st Street, Apt 506 New York, NY 10010	--	--	10.000	--	$10,000,000.00	0.09%
Total:	**9,300.000**	**1,191.940**	**730.000**	**$1,430,000.00**	--	**100.00%**

(Schedule I to Limited Liability Company Agreement – ACK Right Endeavors LLC)